United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES A NEW DISCOVERY

FROM THE 2009 SAN JOSÉ EXPLORATION PROGRAM

SPOKANE, WA––April 23, 2009–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF)

is pleased to announce details of the 2009 exploration program underway at its producing high-grade gold/silver San José Mine in southern Argentina. The San José project is owned by Minera Santa Cruz S.A. (“MSC”) and MSC is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange), the operator. Exploration highlights include the discovery of a new mineralized structure about 845 meters southwest of the producing Huevos Verdes vein.  The structure, which does not outcrop on the surface, was discovered in the first hole of a program of several 1,000 meter long diamond drill holes to be drilled horizontally from existing underground workings. Core hole (SMJ-105) intersected 8.9 g/t (0.26 ounces per tonne - opt) gold and 517 g/t (15.1 opt) silver over 1.00 meters (see attached maps).

The 2009 exploration program at San José consists of a compilation and interpretation of project data over the entire San José district, comprising approximately 115 km2 (28,400 acres), to identify new targets and follow up on existing targets through exploration drilling. The planned drilling program totals approximately 22,000 meters made up of 17,000 meters of core drilling from the surface and 5,000 meters of underground drilling.  The surface drilling will focus on the Kospi, Ayelén, Odin, and the newly discovered structure. Underground drilling will concentrate on the Kospi, Frea, Huevos Verdes Central veins as well as other veins by drilling from the underground access ramps. In addition to discovering new mineralized veins, the goal of this year’s exploration program will be to add to the existing resources at San José.

The new mineralized quartz vein structure was discovered in the first drill hole of the underground exploration program in the San José mine. The first phase of the underground drilling program consists of five 1,000-meter long, horizontal holes to test various geophysical targets outside the current mining areas in order to evaluate possible sub-parallel structures.  Drill hole JM-105, directed towards a high-resistivity anomaly to the southwest of the Huevos Verdes vein, intersected the structure at 845m yielding 8.9 g/t Au and 517 g/t Ag over 1.0 meter width. A follow-up surface drilling program to test the continuity of this recent discovery is in preparation. The current five long-hole underground program continues with a second horizontal hole currently being drilled in a northeast direction from the Huevos Verdes vein.

Allen Ambrose, president of Minera Andes said, “We are pleased to see the excellent discovery potential at San José with the first drill hole from this year’s exploration program meeting with success.  This further indicates the district scale potential of the property to host multiple gold/silver veins.  Since the Huevos Verdes vein was discovered on the property four additional high-grade gold/silver veins have been found with a potential fifth vein in the new structure.”

Assay results for the drilling were reviewed by Allen V. Ambrose, Minera Andes' President and CEO, who is an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Assay results disclosed herein are generated from the in-house laboratory at the San Jose mine site. Splits and check samples from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis and assay results are pending. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Allen V. Ambrose, Minera Andes' CEO and President, who is a “qualified person” as defined by National Instrument 43-101, is responsible the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina, including the properties comprising the 49% owned San José silver/gold mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where a scoping study has been completed and a 43-101 technical report filed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 230,538,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, CEO, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected production at MSC’s San José Project.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Aguas Vivas:
Up to 14.3 g/t Au and 45.6 g/t Ag
in reconnaissance samples
La Sorpresa
Pluma West
Eastern Windows
Roadside
Pluma South
Ayelen
Kospi
Frea
Odin
20 km
Portugues
Huevos Verdes
Austri
Huevos Verdes East
New Discovery –
1.0 m @ 8.9 g/t Au and
517 g/t Ag
La Rosalia
N
0 1 2 3 4 5
Kilometers
Jurassic volcanics
Fault
Quartz vein
Saavedra West:
35 m @ 4.05 g/t Au
and 617 g/t Ag

Minera Andes Inc.	News Release 09-18-Page 3

Resistivity Map
1.0 m @ 8.9 g/t Au ; 517 g/t Ag
evos Verdes
SJM-105
DDH-01
DDH-02
DDH-03
SJD-523
SJD-502
SJD-24
Quartz vein
DDH-01 Proposed drill holes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  May 1, 2009